                                                                                            Exhibit 11

                              INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES
                                Computation of Earnings (Loss) Per Common Share
                                (dollars in thousands, except per share amounts)


                                                                   Years Ended
                                       --------------------------------------------------------------------
                                       February 28,  February 28,  February 29,  February 28,  February 28,
                                           1998          1997          1996          1995          1994
                                       ------------  ------------  ------------  ------------  ------------
Average shares of common
   stock outstanding                     18,385,262    17,982,348    17,964,688    17,974,156    18,910,748

Common stock equivalents                    233,791         4,550        49,358        15,809             -
                                         ----------    ----------    ----------    ----------    ----------

Total common stock and equivalents
   assuming full dilution                18,619,053    17,986,898    18,014,046    17,989,965    18,910,748
                                         ==========    ==========    ==========    ==========    ==========
Earnings (loss)                             $20,024       $ 2,780       $24,075       $57,021     $ (13,438)
Less dividends on preferred stock                 -             -           260           167           174
                                         ----------    ----------    ----------    ----------    ----------
Earnings (loss) applicable
  to common stock                           $20,024       $ 2,780       $23,815       $56,854     $ (13,612)
                                           ========      ========      ========      ========     ==========
Earnings (loss) per share of common stock:
     Basic                                  $  1.09       $   .15       $  1.33       $  3.16     $    (.72)
                                           ========      ========      ========      ========     ==========
     Diluted                                $  1.08       $   .15       $  1.32       $  3.16     $    (.72)
                                           ========      ========      ========      ========     ==========

Basic earnings (loss) per share is computed by dividing net earnings
(loss), after deduction of preferred stock dividends, by the weighted average number of shares of common stock outstanding during the year.

Diluted earnings (loss) per share is computed similar to basic earnings
(loss) per share except that the weighted average shares outstanding is increased to include additional shares from the assumed exercise of stock options. The number of additional shares is calculated by assuming that outstanding stock options were exercised and the proceeds from such exercises were used to acquire shares of common stock at the average market price during the year.